UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K/A

(to Form 6-K filed on July 16, 2020)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, British Columbia, Canada, V6M 4E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On July 16, 2020, Tanzanian Gold Corporation (the “Company”) filed a Form 6-K to furnish its Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 and the related Management’s Discussion & Analysis.

The Company is refurnishing its financial statements for the nine months ended May 31, 2020 attached hereto as Exhibit 99.1 and related management discussion and analysis attached hereto as Exbibit 99.2 as concurrently filed on Sedar with the Canadian Securities Administrators.

A change was made to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 to correct the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 as at August 31, 2019 and the related overstatement of net loss for the nine month period ended May 31, 2020.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  As a result of the restatement, the Company’s reported net loss was decreased by $1,300,000 for the nine month period ended May 31, 2020 to a loss of $11,692,526.  Please refer to note 2.4 of the Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 for additional information as attached hereto as Exhibit 99.1

Exhibit No.Document

99.1Unaudited financial statements for the nine months ended May 31, 2020

99.2Management’s Discussion & Analysis for the nine months ended May 31, 2020

99.3CEO Certification of Interim Filings

99.4CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation

(Registrant)

By: /s/ James E. Sinclair

James E. Sinclair

Executive Chairman

Date: August 10, 2020